[VANGUARD SHIP LOGO/R/]

                                                    P.O. Box 2600
                                                    Valley Forge, PA 19482-2600
                                                    610-669-4294
                                                    Michael_Drayo@vanguard.com

July 11, 2008

Christian Sandoe, Esq.
U.S. Securities & Exchange Commission                     via electronic filing
100 F Street, N.E.
Washington, DC  20549

RE:      Vanguard Montgomery Funds
         File No. 333-145624

Dear Mr. Sandoe,

This letter responds to your July 7, 2008 comments on Post-Effective Amendment No. 1 to the above-referenced registrant's registration statement that was filed on May 23, 2008.


Comment 1:        Prospectus - Fund Profile - Primary Risks
--------------------------------------------------------------------------------
Comment:          Please clarify what is meant by the bracketed language under
                  Investment risk.

Response:         The bracketed language is meant to disclose that the bottom-up investment approach used by the Fund's advisors may intentionally or unintentionally increase the Fund's investment risk. For example, an advisor may select stocks for the long portfolio that are value oriented, and select stocks for the short portfolio that are growth oriented. The selection of stocks with a value or growth orientation may be intentional or unintentional. In this case, if growth oriented stocks perform better than value oriented stocks, the Fund's investment risk may increase.

Comment 2:        Prospectus - Fund Profile Performance/Risk Information
--------------------------------------------------------------------------------
Comment:          Please clarify that the performance shown in the performance bar chart and table for periods prior to the date that the Fund was reorganized as a Vanguard fund is the performance of the Fund's predecessor fund, the Laudus Rosenberg
                  U.S. Large/Mid Capitalization Long/Short Equity Fund.

Response:         We have made the requested clarification.

Comment 3:        Prospectus - Plain Talk About Market Neutral Investing
--------------------------------------------------------------------------------
Comment:          Please clarify whether the short portion of the Fund's
                  portfolio is expected to deliver the overall returns of the stock market, plus additional performance unique to the specific stocks the advisor has sold short.

Response:         The short portion of the Fund's portfolio is expected to
                  deliver the inverse of the overall returns of the stock market, plus additional performance unique to the specific stocks the advisor has sold short. We have updated the prospectus accordingly.


Comment 4:        Prospectus - Investing With Vanguard - Frequent-Trading Limits
--------------------------------------------------------------------------------
Comment:          Please clarify whether the Fund's frequent trading policy
                  applies to accounts that are under common control of the investor, such as a joint account with the investor's spouse.

Response:         The Fund's frequent trading policy is applied on an account by account basis. For example, if an investor redeemed or exchanged shares of a Fund in an individual account, the investor would not be prohibited from purchasing shares in the same Fund within 60 days of the previous redemption or exchange if the transaction is conducted in a joint account with the investor's spouse. The current disclosure accurately reflects the Fund's policy.

Comment 5:        Tandy Requirements
--------------------------------------------------------------------------------
As required by the SEC, the Fund acknowledges that:

- The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

- The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Please contact me at 610-669-4294 with any questions or comments regarding the above responses. Thank you.

Sincerely,


Michael J. Drayo
Associate Counsel
The Vanguard Group
Securities Regulation, Legal Department